EXHIBIT 99.1

Banco Santander-Chile

Bandera 140

Santiago, Chile

Tel: (011)562 320-2000

Fax: (011)562 695-6342

June 27, 2003

Securities and Exchange Commission

450 Fifth Street, N.W

Washington, D.C. 20549

Ladies and Gentlemen:

The certification set forth below is being submitted to the Securities and Exchange Commission solely for the purpose of complying with Section 1350 of Chapter 63 of Title 18 of the United States Code. This certification is not to be deemed filed pursuant to the Securities Exchange Act of 1934 and does not constitute a part of the Annual Report on Form 20-F (the “Report”) accompanying this letter.

Fernando Cañas, the Chief Executive Officer of Banco Santander-Chile, and David Turiel, the Chief Financial Officer of Banco Santander-Chile, each certifies that, to the best of his knowledge:

1.	the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Banco Santander-Chile.

A signed original of this written statement required by Section 906 has been provided to Banco Santander-Chile and will be retained by Banco Santander-Chile and furnished to the Securities and Exchange Commission or its staff upon request.

/S/ FERNANDO CAÑAS
Name: Fernando Cañas
Title: Chief Executive Officer

/S/ DAVID TURIEL
Name: David Turiel
Title: Chief Financial Officer